

September 19, 2012

<u>Via Facsimile</u>
Mr. Ronald D. Long
President and Chief Executive Officer
Locan, Inc.
414 SE Washington Blvd, #112
Bartlesville, OK 74006

> **Re:** **Locan, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed June 28, 2012**
> **File No. 0-53342**

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2012</u>

<u>Controls and Procedures, page 29</u>

1. It appears your controls and procedures disclosures do not include management's report on internal control over financial reporting. Please refer to Item 308(a)(1)-(3) of Regulation S-K and amend your document to include these required disclosures in addition to those you have provided under Item 307 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

        Sincerely,

        /s/ W. John Cash

        W. John Cash
        Branch Chief